DSM Press Release

SUPPL 820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

15E

Heerlen (NL), 10 March 2009

DSM successfully issues long-term EUR 500 mln bond

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in The Netherlands, has successfully issued a EUR 500 million 5.75% bond due 2014.

The high demand from investors exceeded the companies' optimistic expectation. The order book had an exceptional high quality and totaled over EUR 2.4 billion and was closed early.

The proceeds will be used to refinance loans maturing in 2009 as well as to convert a substantial part of DSM's short term funding position into a long-term position, as this fits within DSM's conservative financial policy. Furthermore, it provides the company with sufficient financial flexibility, which is important in the current financial climate. Until 2013, when a loan of USD 150 million matures, DSM has no long-term refinancing needs.

The terms are laid down in the EUR 2.5 billion Debt Issuance Program of Royal DSM N.V., the final terms and the supplements thereto, which are available on the Investor Relations website.

The issue price was 99.240%. Based on this price the yield is 5.930%. The bond is listed on Euronext Amsterdam as of today.

This release does not constitute an offer or an invitation to subscribe for or purchase any securities. The notes are being offered only by means of a prospectus.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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